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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 CLUB CAR, INC.
                           (NAME OF SUBJECT COMPANY)

                                 CLUB CAR, INC.
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   18947B103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               A. MONTAGUE MILLER
                PRESIDENT, CHIEF OPERATING OFFICER AND SECRETARY
                                 CLUB CAR, INC.
                              4152 WASHINGTON ROAD
                            MARTINEZ, GEORGIA 30907
                                 (706) 863-3000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
    TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

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                                    COPY TO:
                         WELLFORD L. SANDERS, JR., ESQ.
                    MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                            RICHMOND, VIRGINIA 23219
                                 (804) 775-1000
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ITEM 1.

     This Amendment No. 1 to this Statement relates to the tender offer by Clark Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Clark Equipment Company, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 8, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share, of Club Car, Inc., at a price of $25 per share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 8, 1995 and the related Letter of Transmittal.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (d) Schedule I to Exhibit (d) is amended as attached hereto: Stock Tender Agreement dated as of February 3, 1995

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CLUB CAR, INC.

                                          By: /s/       GEORGE H. INMAN
                                            ------------------------------------
                                              Name: George H. Inman
                                              Title: Chairman and Chief
                                              Executive Officer

Date: March 6, 1995
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                                 EXHIBIT INDEX

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  EXHIBIT                                       DESCRIPTION
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
     (d)    Schedule I to Exhibit (d) is amended as attached hereto: Stock Tender Agreement dated as of February 3, 1995
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